Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(In thousands, except share and per share data)

	City Office REIT Inc.				City Office REIT, Inc. Predecessor
	Six months ended June 30, 2017	Year ended December 31, 2016	Year ended December 31, 2015	Period from April 21, 2014 to December 31, 2014	Period from January 1, 2014 to April 20, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Earnings
Add:
(Loss) Income from continuing operations before adjustment for income or loss from equity investees	$11,867	$376	$(7,667)	$(6,855)	$(2,530)	$(4,580)	$(2,388)
Fixed charges	9,084	14,761	11,353	7,180	3,772	5,368	3,686
Distributed income of equity investees		—	—	—	—	403	506
Subtract:
Capitalized interest		—	—	—	—	—	—

Total Earnings	$20,951	$15,137	$3,686	$325	$1,242	$1,191	$1,804
Fixed Charges
Interest expense	9,084	14,761	11,353	7,180	3,772	5,368	3,686
Capitalized interest		—	—	—	—	—	—
Rental expense at computed interest factor(1)		—	—	—	—	—	—

Total Fixed Charges	9,084	14,761	11,353	7,180	3,772	5,368	3,686
Preferred Stock Dividends	3,701	1,781	—	—	—	—	—
Combined Fixed Charges and Preferred Stock Dividends	$12,785	$16,542	$11,353	$7,180	$3,772	$5,368	$3,686
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.64	0.92	0.32	0.05	0.33	0.22	0.49
Inadequate amount	—	$1,405	$7,667	$6,855	$2,530	$4,177	$1,882

(1)	Amounts represent those portions of rent expense that are reasonable approximations of interest costs.